ZI CORPORATION

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO SECTION 4.11 OF NATIONAL INSTRUMENT 51-102

Zi Corporation (the "Corporation") advises that Deloitte & Touche LLP, Chartered Accountants (the "Former Auditor"), resigned as the auditor of the Corporation effective June 26, 2007. The Former Auditor resigned on their own initiative

The Corporation proposes to appoint Ernst & Young LLP (the "Successor Auditor"), as the new auditor of the Corporation.

There were no reservations in the Former Auditor's reports for the two most recently completed financial years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of the Former Auditor's resignation.

There are no reportable events between the Corporation and the Former Auditor.

The resignation of the Former Auditor and the appointment of the Successor Auditor as auditor of the Corporation has been approved by the Corporation's audit committee and by its board of directors.

DATED at Calgary, Alberta this 28th day of June, 2007.